May 5, 2009	Stuart R. Nayman

By EDGAR Transmission	+1 212 937 7249 (t) +1 212 230 8888 (f) stuart.nayman@wilmerhale.com

Perry Hindin

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	LTX-Credence Corporation – Schedule TO-I

SEC File No. 005-34749

Dear Mr. Hindin:

This letter responds to the comment that you provided to Stuart R. Nayman and Joseph C. Minko of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) in a telephone conference on Friday, May 1, 2009, in connection with the above-referenced Issuer Tender Offer Statement on Schedule TO, relating to the exchange offer (the “Offer”) being made by LTX-Credence Corporation (the “Company”) with respect to the Company’s 3.5% Convertible Senior Subordinated Notes due May 15, 2010 (the “Notes”). The response is based upon information provided to WilmerHale by the Company. On behalf of the Company, we advise you as follows:

COMMENT:

Please explain your basis for concluding that the Offer will not have a “going private” effect for purposes of Exchange Act Rule 13e-3.

RESPONSE:

Rule 13e-3 applies to certain transactions that have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects specified in Rule 13e-3(a)(3)(ii), namely (omitting references relevant only for foreign private issuers):

(A)	Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 … , or causing the reporting obligations with respect to such class to become eligible for … suspension under Rule 12h-3 or section 15(d); or

(B)	Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Perry Hindin

May 5, 2009

The Notes are not registered under Section 12(g) of the Exchange Act and are held of record by fewer than 300 persons, as determined pursuant to Exchange Act Rule 12g5-1. As such, the Offer will not be deemed to have caused the Notes to become eligible for termination of registration or suspension of any obligation to report. Therefore, the Offer will not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A).

The Notes are neither listed on a national securities exchange nor authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange. Therefore, the Offer will not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(B).

In addition, the Offer is not the first step in a series of transactions reasonably likely to produce the going private effect specified in Rule 13e-3(a)(3)(ii)(B) for any class of the Company’s equity securities, nor has the Company undertaken the Offer for the purpose of producing this effect. After the Offer, the Company’s common stock into which the Notes are convertible will continue to be registered under Section 12(b) of the Exchange Act and listed on the Nasdaq Global Market. As such, the current public information contemplated by Section 15(d) of the Exchange Act will continue to be available to any person that continues to hold Notes following the Offer. The SEC noted in its adopting release for the recent amendments to Rule 13e-3 that the Rule is “intended to provide the issuer’s security holders with one last opportunity to obtain information about the issuer and consider their alternatives.” The Offer will not terminate the Company’s Exchange Act reporting obligations and consequently deprive “security holders of the benefits of public ownership.”

Based on the foregoing, the Company has concluded that the Offer will not have a “going private” effect for purposes of Rule 13e-3.

*****

If you have any further questions or comments, or if you require any additional information with respect to the Schedule TO, please contact the undersigned at (212) 937-7249. Thank you for your assistance.

Very truly yours,

/s/ Stuart R. Nayman
Stuart R. Nayman

cc:	Joseph A. Hedal

        LTX-Credence Corporation

David E. Redlick

        WilmerHale